

Mail Stop 7010

November 21, 2006

Mr. Robert D. Hardy
Senior Vice President and Chief Financial Officer
U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, Texas 77042

      RE: Form 10-K for the Fiscal Year ended December 31, 2005
              Form 10-Q for the Quarters ended March 31, 2006 and June 30, 2006
              File No. 0-26025

Dear Mr. Hardy:

      We have reviewed your response letter dated October 20, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-Q for the period ended September 30, 2006</u>

<u>Note 3 – Business Combinations, page 5</u>

1. We note that you have allocated all the excess purchase price of the Alberta Investments and Alliance Haulers acquisitions to goodwill. Based on your disclosures, we understand that this is a preliminary allocation of the purchase price and that you expect to complete your review in the fourth quarter. Please

ensure that you consider all possible relevant intangible assets in your final allocation of the acquisition purchase price.

Note 12 – Segment Information, page 13

2. You presented operating income as the measure used to evaluate segment profitability on page 14. However, the operating income amount that appears in your segment note differs from the operating income amount that appears in your statements of operations. Please revise the description of your segment profitability to a measure that is not confusingly similar to operating income in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

3. Please enhance your management's discussion and analysis disclosures by quantifying the reasons for significant changes in net sales, gross profits and segment income for each segment in terms of the amount of increase or decrease due to prices, volume and new product introductions, and include an explanation of the underlying reasons for these and other changes in your future filings. Please refer to Item 303 of Regulation S-K.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant